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EXHIBIT 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.

HERBST GAMING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)(unaudited)

	Years Ended December 31, 2001					Six months ended June 30,
	1996	1997	1998	1999	2000	2000	2001
Income from continuing operations before income taxes	$4,868	$7,074	$7,426	$4,840	$3,338	$4,912	$729
Add:
Interest expense	1,559	1,938	2,026	2,216	4,643	1,237	10,373
Interest component of rent expense	158	204	237	271	291	90	90

Earnings available for fixed charges	$6,585	$9,216	$9,689	$7,327	$8,272	$6,239	$11,192

Fixed Charges:
Interest expense	$1,559	$1,938	$2,026	$2,216	$4,643	$1,237	$10,373
Interest capitalized	—	—	—	1,662	3,408	—	—
Interest component of rent expense	158	204	237	271	291	90	90

Total fixed charges	$1,717	$2,142	$2,263	$4,149	$8,342	$1,327	$10,463

Ratio of earnings to fixed charges	3.8x	4.3x	4.3x	1.8x	1.0x	4.7x	1.1x

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EXHIBIT 12.1
Ratio of Earnings to Fixed Charges Herbst Gaming, Inc.
HERBST GAMING, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)(unaudited)